Exhibit 3.4

AMENDMENT NO. 2 TO AMENDED AND RESTATED BYLAWS

OF

LANNETT COMPANY, INC.

Effective as of July 17, 2014

The Bylaws of LANNETT COMPANY, INC. (the “Corporation”) are hereby amended as follows:

A new Article XII is hereby added to read in its entirety as follows:

ARTICLE XII

AWARD OF ATTORNEYS’ FEES IN STOCKHOLDER ACTIONS

In the event that (i) any current or former stockholder of the Corporation or anyone acting on their behalf (the “Claiming Party”) initiates or asserts any claim or counterclaim, including any derivative action brought by or in the right of the Corporation (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Corporation, including any derivative action brought by or in the right of the Corporation, and (ii) the Claiming Party (or the third party that receives substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits and substantially achieves, in both substance and amount, the full remedy sought in such Claim, then each Claiming Party shall be obligated jointly and severally to reimburse the Corporation for all fees, costs and expenses of any kind and description (including but not limited to all reasonable attorneys’ fees and other litigation expenses) that the Corporation may incur in connection with such Claim.  This provision of this Article XII shall apply to all actions filed on or after the date of the adoption of this Article XII.